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Mr. Keneath Chen                                    Dan Matsui/Eugene Heller
Capital Operation Department                        Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                 1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                          Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                             Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                    Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188                         E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101

               QIAO XING UNIVERSAL TELEPHONE JOINT VENTURE COMPANY
                  TO INSTALL EXPERIMENTAL CDMA NETWORK STATION

HUIZHOU, CHINA (November 13, 2000)-Qiao Xing Universal Telephone, Inc. ("Company") (Nasdaq: XING) today announced that Qiao Xing-Hyundai System Communication Facility Co., Ltd. ("Qiao Xing-Hyundai") has begun installation of an experimental CDMA network station in Qiao Xing Industrial Zone, a newly-opened 125,800 square-meter Company-owned manufacturing and business facility located in Huizhou.

Qiao Xing-Hyundai, the joint venture company recently formed between the Company and Hyundai Electronics Industries Co., Ltd. ("Hyundai Electronics"), will soon unveil a 2G CDMA ground network station and transformer, which will allow the wireless communications system and related services to be tested and demonstrated for government officials, industry representatives, and potential customers.

Qiao Xing Chairman Rui Lin Wu commented: "Installation of this experimental network represents the first step of our CDMA implementation strategy and reflects our pragmatic approach toward obtaining final state approvals and CDMA intellectual property rights. We remain confident we would be able to achieve expected growth based upon the potential for CDMA in China and our strong position in the Chinese market."

Qiao Xing Chaiman Rui Lin Wu has been appointed chairman of Qiao Xing-Hyundai. Mr. Ki Jhin Shin, director of the telecommunications system strategic business unit of Hyundai Electronics, will serve as vice chairman.

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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